The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated August 7, 2012

Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Contingent Coupon Barrier Notes due August 31, 2017
Linked to the Silver Spot Price

•
The notes are designed for investors who seek fixed contingent payments equal to the Contingent Coupon (as defined below) if the Silver Spot Price is equal to or greater than the Coupon Barrier (as defined below) on each semi-annual Observation Date.  At maturity, investors will lose 1% of their principal amount for each 1% that the Silver Spot Price decreases, if that decrease as of the final Observation Date exceeds 30% of its price on the pricing date.

•	An investor in the notes may lose the entire principal amount of the notes at maturity.

•
The notes will pay a Contingent Coupon on each semi-annual Coupon Payment Date equal to 3.50% of the principal amount ($35 per $1,000 in principal amount) if the Silver Spot Price on the applicable Observation Date is equal to or greater than the Coupon Barrier (which is equal to 50% of the Initial Price). Accordingly, the maximum return on the notes will be 7% per annum, or $350 per $1,000 in principal amount during the term of the notes.  However, if the Silver Spot Price is less than the Coupon Barrier on an Observation Date, the notes will not pay the Contingent Coupon for that Observation Date.

•
On the final Observation Date, if the Final Price is less than 70% of the Initial Price, investors will lose 1% of their principal amount for each 1% that the Final Price decreases from the Initial Price.

•	Except for the applicable Contingent Coupon, if payable, the payment on the notes at maturity will not exceed the principal amount.

•	The Contingent Coupon payments and the payment at maturity, if any, are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on August 29, 2012, and the notes are expected to settle on or about August 31, 2012.

•	The notes are scheduled to mature on August 31, 2017.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RGR0.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement, and “Risk Factors” beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1)      In addition to the agent’s commission, the price to the public specified above is expected to include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:
The London Silver Market Fixing Ltd. Fixing Price (the “Silver Spot Price”) (Bloomberg symbol: “SLVRLN” <Index>).  The Silver Spot Price will be the afternoon fixing price per troy ounce of silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents as made public by The London Silver Market Fixing Ltd. and displayed on Bloomberg page “SLVRLN <Index>.” See the section below entitled “The Silver Spot Price” for additional information about the Underlying Asset.

Contingent Coupon:
The notes will pay a Contingent Coupon on each semi-annual Coupon Payment Date equal to 3.50% of the principal amount ($35 per $1,000 in principal amount) if the Silver Spot Price is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, the Contingent Coupon payments on the notes are not guaranteed. If the Silver Spot Price is less than the Coupon Barrier on any Observation Date, we will not pay you the Contingent Coupon on the corresponding Coupon Payment Date.

Payment at Maturity:
We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Price, determined on the final Observation Date, and calculated as follows:

• If the Final Price is greater than or equal to the Trigger Price on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•     If the Final Price is less than the Trigger Price on the final Observation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the Silver Spot Price from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

Percentage Change:	The Percentage Change will be calculated as follows (and expressed as a percentage): Final Price – Initial Price Initial Price

Initial Price:	The Silver Spot Price on the pricing date.

Final Price:	The Silver Spot Price on the final Observation Date.

Coupon Barrier:	50% of the Initial Price, to be determined on the pricing date.

Trigger Price:	70% of the Initial Price, to be determined on the pricing date.

Pricing Date:	On or about August 29, 2012

Settlement Date:	On or about August 31, 2012, as determined on the pricing date.

Maturity Date:	On or about August 31, 2017, as determined on the pricing date.

Expected Observation Dates and Coupon Payment Dates:	Observation Date:	Coupon Payment Date:

	February 25, 2013	February 28, 2013

	August 27, 2013	August 30, 2013

	February 25, 2014	February 28, 2014

	August 26, 2014	August 29, 2014

	February 24, 2015	February 27, 2015

	August 26, 2015	August 31, 2015

	February 24, 2016	February 29, 2016

	August 26, 2016	August 31, 2016

	February 23, 2017	February 28, 2017

	August 29, 2017*	August 31, 2017

* This is the final Observation Date, on which the Final Price will be determined.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, Observation Dates, Coupon Payment Dates and the maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Examples of the Hypothetical Payment at Maturity

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario of increases or decreases in the Silver Spot Price. The following hypothetical examples illustrate (a) the payment you would receive on the maturity date, if any, and (b) the Contingent Coupons that you would receive, if you purchased $1,000 in principal amount of the notes.  These examples assume a hypothetical Initial Price of 1,000, a hypothetical Coupon Barrier of 500, and a hypothetical Trigger Price of 700.

Example 1: The Silver Spot Price is equal to or greater than the Coupon Barrier on each Observation Date during the term of the notes and the Final Price is greater than the Trigger Price on the final Observation Date.

In this hypothetical scenario, the Silver Spot Price was at or above the Coupon Barrier on each Observation Date, so you would be entitled to receive the Contingent Coupon on each Coupon Payment Date. The Final Price was above the Trigger Price on the final Observation Date, so you would receive a payment at maturity equal to the principal amount, subject to our credit risk.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes:

Observation Date	The Silver Spot Price on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity
1	944.00	$35.00	-
2	1,037.00	$35.00	-
3	828.00	$35.00	-
4	818.00	$35.00	-
5	906.00	$35.00	-
6	946.00	$35.00	-
7	597.00	$35.00	-
8	628.00	$35.00	-
9	730.00	$35.00	-
10	900.00	$35.00	$1,000.00

TOTAL		$350.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $350 over the term of the notes, for a total payment of $1,350.

Example 2: The Silver Spot Price is below the Coupon Barrier on the fourth Observation Date, resulting in no Contingent Coupon being paid on the corresponding Coupon Payment Date. The Final Price is below the Initial Price but slightly above the Trigger Price on the final Observation Date.

In this hypothetical scenario, you would receive a coupon on each Coupon Payment Date except for the fourth Coupon Payment Date, which was not paid because the Silver Spot Price was below the Coupon Barrier on the fourth Observation Date. The Final Price was lower than the Initial Price but greater than the Trigger Price on the final Observation Date.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes.

Observation Date	The Silver Spot Price on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity
1	1,005.00	$35.00	-
2	908.00	$35.00	-
3	825.00	$35.00	-
4	460.00	-	-
5	835.00	$35.00	-
6	970.00	$35.00	-
7	760.00	$35.00	-
8	598.00	$35.00	-
9	664.00	$35.00	-
10	710.00	$35.00	$1,000.00

TOTAL		$315.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $315 over the term of the notes, for a total payment of $1,315.

Example 3: The Silver Spot Price declines significantly over the term of the notes. The Silver Spot Price is equal to or greater than the Coupon Barrier on the first and fifth Observation Dates only and below the Coupon Barrier on all other Observation Dates. The Final Price was below the Trigger Price on the final Observation Date.

In this hypothetical scenario, you would receive only two Contingent Coupons (on the first and fifth Coupon Payment Dates), as the Silver Spot Price was at or above the Coupon Barrier on these Observation Dates. As the Final Price was below the Trigger Price on the final Observation Date, you will receive a payment at maturity equal to the principal amount reduced by the actual Percentage Change (which will be negative by an amount equal to the decline in the Silver Spot Price).

The following chart summarizes the payments per $1,000 in principal amount of the notes:

Observation Date	The Silver Spot Price on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity
1	908.00	$35.00	-
2	446.00	-	-
3	454.00	-	-
4	492.00	-	-
5	534.00	$35.00	-
6	498.00	-	-
7	460.00	-	-
8	498.00	-	-
9	460.00	-	-
8	400.00	-	$400.00

TOTAL		$70.00	$400.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $400, together with Contingent Coupons totaling $70 over the term of the notes, for a total payment of $470.

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

           Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

RISK FACTORS

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement.  The notes are a riskier investment than ordinary debt securities.  You should carefully consider whether the notes are suited to your particular circumstances.

Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. The return on the notes at maturity will depend on whether the Final Price is less than the Trigger Price. If the Final Price is less than the Trigger Price on the final Observation Date, you will lose 1% (or a fraction thereof) of the principal amount for every 1% (or a fraction thereof) decrease in the Silver Spot Price below the Initial Price. Accordingly, you may lose the entire principal amount of your notes.

You may not receive any Contingent Coupons with respect to your notes. We will not necessarily make periodic coupon payments on the notes. If the Silver Spot Price on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the Silver Spot Price is less than the Coupon Barrier on each of the Observation Dates, we will not pay you any Contingent Coupons during the term of the notes, and you will not receive a positive return on the notes.  This non-payment of the Contingent Coupon on the final Observation Date will coincide with a greater risk of principal loss on the notes.  Accordingly, if we do not pay the Contingent Coupon on the maturity date, you will incur a loss of principal, because the Final Price will be less than the Trigger Price.

Your potential return on the notes is limited. The return on the notes is limited to the pre-specified Contingent Coupon rate, regardless of any increase in the Silver Spot Price.  As a result, the return on an investment in the notes could be less than the return on a direct investment in silver, as represented by the Silver Spot Price. In addition, the total return on the notes will vary based on the number of Observation Dates on which the Contingent Coupon is payable prior to maturity.

The potential contingent repayment of principal represented by the Trigger Price applies only at maturity. You should be willing to hold the notes until maturity to potentially benefit from the Trigger Price. If you are able to sell the notes in any secondary market prior to maturity, you may have to sell them for a loss relative to your principal amount, even if the Silver Spot Price is at or above the Trigger Price.

Your yield may be less than the yield on a conventional debt security of comparable maturity.  The yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  You may not receive Contingent Coupons on some or all of the Coupon Payment Dates, and the Payment at Maturity may be less than the principal amount of the notes.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors such as inflation that affect the time value of money.

Payments on the notes are subject to our credit risk. Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any Contingent Coupons and the payment at maturity when they become due, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

You must rely on your own evaluation of the merits of an investment linked to the Silver Spot Price.  In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the Silver Spot Price.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Silver Spot Price.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Silver Spot Price at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Silver Spot Price from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

The inclusion of the underwriting commission and hedging profits, if any, in the original public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. (“BMOCM”) may be willing to purchase the notes in secondary market transactions (if BMOCM makes a market in the notes) may be lower than the initial public offering price.  The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution.  The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction such as dealer discounts, mark-ups and other transaction costs.  In addition, any such prices may differ from values determined by pricing models used by BMOCM.

The notes may not have an active trading market.  Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The determination of the payments on the notes will not take into account all developments in the Silver Spot Price.  Changes in the Silver Spot Price during the periods between each Observation Date will not be reflected in the determination as to whether the Contingent Coupon is payable to you on any Coupon Payment Date, or the calculation of the amount payable, if any, at maturity of the notes. The calculation agent will determine whether the Contingent Coupon is payable to you on any Coupon Payment Date by observing only the Silver Spot Price on each applicable Observation Date. The calculation agent will calculate the Payment at Maturity by comparing only the Silver Spot Price on the final Observation Date relative to the Initial Price. No other prices will be taken into account. As a result, you may lose some or all of your principal amount even if the Silver Spot Price has risen at certain times during the term of the notes before falling to a level below the Trigger Price on the final Observation Date.

If the Silver Spot Price changes, the market value of your notes may not change in the same manner.  Your notes may trade quite differently from the performance of the Silver Spot Price.  Changes in the Silver Spot Price may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “—If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes” below.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.  Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity.  If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them.  At that time, there may be an illiquid market for your notes or no market at all.  Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below.  Some of these factors are interrelated in complex ways.  As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•
The Silver Spot Price is expected to affect the market value of the notes.  We expect that the market value of the notes will depend to a significant extent on the Silver Spot Price, and expectations of the future levels of the Silver Spot Price.  In general, the value of the notes will decrease when the Silver Spot Price decreases.  However, even if the Silver Spot Price increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the original public offering price.

•
Changes in the levels of interest rates may affect the market value of the notes.  Changes in prevailing levels of market interest rates may have an adverse impact on the market value of the notes.  The level of interest rates in the United States may also affect the U.S. economy and, in turn, the Silver Spot Price.  Changes in prevailing interest rates may decrease the Silver Spot Price. This, in turn, may decrease the market value of the notes.

•
Time to maturity.  We anticipate that the notes may have a market value that may be different from what would be expected based on the Silver Spot Price.  This difference will reflect a time premium due to expectations concerning the Silver Spot Price before the maturity date.

In addition, the market value of the notes will be affected by various factors relating to the Silver Spot Price. See the section entitled “—Additional Risks Relating to the Silver Spot Price.”

Our trading and hedging activities may create conflicts of interest with you.  We and our affiliates expect to engage in trading activities related to silver and related futures contracts that may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. We or our affiliates may recognize a profit from these transactions, regardless of the amount of interest that you receive on the notes. These trading activities could influence the Silver Spot Price and, therefore, the market value of the notes or the payments on the notes.

Our hedging activities may affect your return and the market value of the notes.  As described under the heading “Use of Proceeds and Hedging,” we will enter into hedging transactions with respect to our obligations under the notes.  One or more of our hedging counterparties, including BMOCM, may hedge their exposure under our hedging transactions by purchasing or selling positions in over-the-counter (“OTC”) options, futures or other instruments linked to silver.  Although we have no reason to believe that any of those activities will have a material impact on the Silver Spot Price, we cannot assure you that these activities will not affect the Silver Spot Price and, therefore, the market value of the notes or the payments on the notes.

There may be potential conflicts of interest involving the calculation agent.  We have the right to appoint and remove the calculation agent.  Our subsidiary, BMOCM, will be the calculation agent for the notes and, as such, will determine the Silver Spot Price on each Observation Date, whether or not each Contingent Coupon is payable, and the Payment at Maturity.  Under some circumstances, these duties could result in a conflict of interest between BMOCM’s status as our subsidiary and its responsibilities as calculation agent.  These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred, or in connection with judgments that it would be required to make if the Silver Spot Price is materially modified or the publication of the Silver Spot Price is discontinued.  See the sections entitled “Specific Terms of the Notes—Postponement of an Observation Date,” “—Adjustments to the Silver Spot Price,” and “—Discontinuance of the Silver Spot Price.”  The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment.  However, because we expect to control the calculation agent, potential conflicts of interest could arise.

Certain considerations for insurance companies and employee benefit plans.  Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the employee retirement income security act of 1974, as amended, which we call “ERISA,” or the internal revenue code of 1986, as amended, including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the internal revenue code or any substantially similar prohibition in light of the representations a purchase or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “ERISA Considerations” below.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the Contingent Coupons is uncertain, we intend to take the position that such Contingent Coupons constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

A 30% U.S. federal withholding tax will be withheld on Contingent Coupons paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Silver Spot Price

You will not have any rights with respect to silver or any related futures contracts.  Investing in the notes will not make you a holder of silver or any related futures contracts.  Neither you nor any other holder or owner of the notes will have any right to receive silver or any related futures contracts.

The notes include the risk of concentrated positions in silver. The notes are linked to the performance of a single commodity and, as a result, provide less diversification and increased concentration risk than an investment linked to a commodity index or diversified basket of metals or other physical commodities.

The Silver Spot Price may change unpredictably, affecting the value of your notes in unforeseeable ways. The Silver Spot Price is derived from a principals’ market which operates as an OTC physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the Silver Spot Price may adversely affect the market value of your notes. Members of the London Bullion Market Association (the “LBMA”) set the Silver Spot Price and may adjust the determination of the Silver Spot Price in a way that adversely affects the value of the notes. In setting the Silver Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Silver Spot Price. Any change of this kind could cause a decrease in the Silver Spot Price, which would adversely affect the value of the notes.

Suspension or disruptions of market trading in silver and related futures markets may adversely affect the market value of your notes.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could affect the Silver Spot Price and could therefore adversely affect the market value of your notes.

The notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Unlike a direct investment in futures contracts related to silver, your investment in the notes does not afford you the benefits of the regulatory protections of the CFTC. You will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Unlike an investment in notes linked to the performance of silver, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator.” Because your notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

Legislative, regulatory and administrative changes could negatively impact the return on your notes. Changes in laws, regulations or administrative practices, including with respect to taxation, could reduce the payments due on your notes. Various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. In the United States in particular, the regulation of commodity transactions is subject to ongoing modification by governmental and judicial action. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for substantial changes to the regulation of the futures and OTC derivative markets, was enacted in July 2010. Dodd-Frank requires regulators, including the CFTC, to adopt regulations in order to implement many of the requirements of the legislation. While the CFTC has proposed certain of the required regulations and has begun adopting certain final regulations, the ultimate nature and scope of the regulations cannot yet be determined. Under Dodd-Frank, the CFTC has approved a final rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities. While the precise scope and effect of the final rule is not yet known, these limits will likely restrict the ability of market participants to participate in the commodity, future and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past. These factors may have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivative markets. Without limitation, these changes will require many OTC derivative transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses. Swap dealers will also be required to be registered and will be subject to various regulatory requirements, including capital and margin requirements. The various legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility. These consequences could adversely affect the Silver Spot Price, which could in turn adversely affect the value of and return on your notes.

In addition, other regulatory bodies have proposed or may propose in the future legislation similar to those proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, the European Commission recently published a proposal to update the Markets in Financial Instruments Directive (MiFID II) and Markets in Financial Instruments Regulation (MiFIR), which proposes regulations to establish position limits (or an alternative equivalent) on trading commodity derivatives, although the scope of any final rules and the degree to which member states will be required or permitted to adopt these regulations or additional regulations remains unclear. If these regulations are adopted or other regulations are adopted in the future, they could cause unexpected volatility and instability in commodity markets, with a substantial and adverse effect on the performance of silver and, consequently, the value of your notes and the payments on the notes.

An investment in the notes may be subject to risks associated with the LBMA. The Silver Spot Price will be determined and reported by the LBMA. The LBMA is a self regulatory association of bullion market participants. Although all market-making members of the LMBA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA ceases operations, or if bullion trading becomes subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of the relevant commodities may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA commodities. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

SPECIFIC TERMS OF THE NOTES

The notes are part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series B” issued under the senior debt indenture, as amended and supplemented from time to time.  The senior debt indenture is described more fully in the accompanying prospectus supplement and prospectus.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities We May Offer” in the prospectus.  These documents should be read in connection with this pricing supplement.  Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Contingent Coupon

The notes will pay the Contingent Coupon during their term on each Coupon Payment Date if the Silver Spot Price is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, the Contingent Coupon payments on the notes are not guaranteed. If the Silver Spot Price is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the applicable Contingent Coupon.

The Contingent Coupon, if payable, will be payable to holders of record on the third business day before each Coupon Payment Date; however, any final Contingent Coupon will be paid to the person entitled to receive the Payment at Maturity.

If any Coupon Payment Date occurs on a date that is not a business day, any applicable Contingent Coupon will be paid on the next following business day, and no interest will be required to be paid as a result of that postponement.

Payment at Maturity

We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Price, determined on the final Observation Date, and calculated as follows:

•	If the Final Price is greater than or equal to the Trigger Price on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•
If the Final Price is less than the Trigger Price on the final Observation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the Silver Spot Price from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

The Percentage Change will be calculated as follows (and expressed as a percentage):

Final Price – Initial Price
Initial Price

The repayment of your principal amount is not guaranteed. If the Silver Spot Price decreases, you may lose some or all of your investment. Specifically, if the Final Price is below the Trigger Price on the final Observation Date, you will lose 1% (or a fraction thereof) of your principal amount for each 1% (or a fraction thereof) decrease in the Silver Spot Price below the Initial Price. Accordingly, if the Final Price is below the Trigger Price on the final Observation Date, you may lose up to 100% of your principal amount.

If the maturity date falls on a day that is not a business day, the Payment at Maturity will be made on the next following business day, and no additional interest will accrue as a result of that postponement.

Postponement of an Observation Date

If any Observation Date occurs on a date that is not a trading day (as defined below), or if a Market Disruption Event (as defined below) occurs on an Observation Date, that Observation Date will be postponed to the next trading day on which no Market Disruption Event occurs or is continuing.  However, in no event will any Observation Date be postponed by more than five scheduled trading days.  If an Observation Date is postponed to the last possible day, and a Market Disruption Event occurs on that day, the calculation agent will determine (or estimate, if not determinable) the Silver Spot Price on that day in any manner in which it determines to be commercially reasonable.

If any Observation Date is postponed in the manner contemplated by the preceding paragraph, the related Coupon Payment Date (or if applicable, the maturity date) will be postponed by the same number of business days.

Adjustments to the Silver Spot Price

If at any time after the pricing date, the LBMA makes a material change in the formula or specification for or the method of calculating the Silver Spot Price, or in any other way materially modifies the Silver Spot Price so that the Silver Spot Price does not, in the opinion of the calculation agent, fairly represent the Silver Spot Price had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each Observation Date that the Silver Spot Price is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of the Silver Spot Price as if those changes or modifications had not been made, and calculate the Silver Spot Price, as so adjusted. Accordingly, if the method of calculating the Silver Spot Price is modified so that the Silver Spot Price is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Silver Spot Price in order to arrive at a level as if it had not been modified. The calculation agent will cause written notice of these calculations and adjustments to the trustee, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

Discontinuance of the Silver Spot Price

If the LBMA discontinues the publication of the Silver Spot Price, and the LBMA or another entity publishes its successor or substitute that the calculation agent determines, in its sole discretion, to be comparable to the Silver Spot Price (a “successor underlying asset”), then, upon the calculation agent’s notification of that determination to the trustee and to us, the calculation agent will substitute the Silver Spot Price with the successor underlying asset as calculated by the LBMA or any other entity. Upon any selection by the calculation agent of a successor underlying asset, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

In the event that the LBMA discontinues publication of the Silver Spot Price and the calculation agent does not select a successor underlying asset, the calculation agent will compute a substitute price for the Silver Spot Price in accordance with the procedures last used to calculate or determine the Silver Spot Price before any discontinuance.

If a successor underlying asset is selected or the calculation agent calculates a price as a substitute for the as described above, the successor underlying asset or price will be used as a substitute for the Silver Spot Price for all purposes, including for the purpose of determining whether a market disruption event exists.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Silver Spot Price may adversely affect trading in the notes.

Market Disruption Events

A “Market Disruption Event” means any of the following events, as determined by the calculation agent:

(A)	the suspension of or material limitation on trading in silver, or futures contracts or options related to silver, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, or permanent discontinuance of trading, in silver, or futures contracts or options related to silver, on the Relevant Market;

(C)	the failure of the LBMA (as defined above) to calculate or publish the official fixing price of silver for that day (or the information necessary for determining the official fixing prices); or

(D)
any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)
a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)
a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of silver, or if such market is no longer the principal trading market for silver or options or futures contracts for silver, such other exchange or principal trading market for silver as determined in good faith by the calculation agent which serves as the source of prices for silver, and any principal exchanges where options or futures contracts on silver are traded.

Role of the Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the Silver Spot Price, whether each Contingent Coupon is payable, the Payment at Maturity, Market Disruption Events, adjustments and discontinuance of the Silver Spot Price, trading days, and business days.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, BMOCM, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds.  We will make payments of the principal amount and each Coupon Payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the senior debt indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities We May Offer—Modification and Waiver of the Debt Securities— Events of Default” in the accompanying prospectus.  Upon an event of default, you will be entitled to receive the Payment at Maturity, calculated as if the date of acceleration was the final Observation Date.  You will also receive a final Contingent Coupon if the Silver Spot Price exceeds the Coupon Barrier on that date.  In case of an event of default, the notes will not bear a default interest rate.

Certain Definitions

                Business day. “Business day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto or London.

Trading day. “Trading day” means any day, as determined by the calculation agent, on which the Silver Spot Price or any successor thereto is determined and published.

Listing

The notes will not be listed on any securities exchange.

THE SILVER SPOT PRICE

The London Silver Market Fixing Ltd. fixing price (the “Silver Spot Price”) is a benchmark price used in the markets where silver is sold. The Silver Spot Price is the official silver cents fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 p.m. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia–ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch.

The Silver Spot Price will be the afternoon fixing price per troy ounce of silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as made public by The London Silver Market Fixing Ltd. and displayed on Bloomberg page “SLVRLN <Index>.”

Silver is a soft, white, lustrous metal. It has long been valued as a precious metal, and it is used to make ornaments, jewelry, high-value tableware, utensils and currency coins. Today, silver metal is also used in electrical contacts and conductors, in mirrors and in catalysis of chemical reactions. Its compounds are used in photographic film and dilute silver nitrate solutions, as well as disinfectants and microbiocides.

Silver is traded on the London bullion market. The London bullion market is an OTC market, as opposed to an exchange-traded environment. The principal representative body of the London bullion market is the LBMA. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

The notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of the information provided in this pricing supplement or the accompanying prospectus supplement or prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sales of the notes, prices at which the notes are initially to be sold or the quantities of the notes to be issued or in the determination or calculation of the payments on the notes. The LBMA has no obligation in connection with the administration, marketing or trading of the notes.

Historical Performance of the Silver Spot Price

The following graph sets forth the monthly historical performance of the Silver Spot Price in the period from January 2007 through July 31, 2012. This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth below is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the notes. On July 31, 2012, the Silver Spot Price was 2,820.00.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.”  In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving purchases of silver or instruments linked to the Silver Spot Price.  In addition, from time to time, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the notes and perhaps in connection with other notes we issue, some of which may have returns linked to silver.  Consequently, with regard to your notes, from time to time, we or our affiliates:

•	expect to acquire or dispose of positions in silver or over-the-counter options, futures or other instruments linked to silver, and/or

•
may take short positions in silver or instruments of the kind described above—i.e., we or our affiliates may sell silver or instruments of the kind that we do not own or that we borrow for delivery to purchaser.

We or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

 In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to silver.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes on any interest payment date.  See “Risk Factors—Our hedging activities may affect your return and the market value of the notes” above for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the selling agent for this offering.  In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.  The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-31 of the accompanying prospectus supplement.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes.  You should make your own investment decision regarding the notes after consulting with your legal, tax and other advisors.

SUPPLEMENTAL TAX CONSIDERATIONS
Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Silver Spot Price for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Contingent Coupon is uncertain, we intend to take the position, and the following discussion assumes, that such Contingent Coupon (including any Contingent Coupon paid on or with respect to the maturity date) constitutes taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Contingent Coupon, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the Contingent Coupons, if any, paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

It is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code applies to the notes or a portion of the notes. If Section 1256 of the Internal Revenue Code were to apply to the notes, gain or loss recognized with respect to the notes (or the relevant portion of the notes) would generally be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to a United States holder’s holding period. A United States holder would also be required to mark the notes (or a portion of the notes) to market (thereby recognizing gain or loss as if the notes (or relevant portion of the notes) had been sold for their fair market value) at the end of each taxable year.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

 The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any Contingent Coupons, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any Contingent Coupons and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the coupons under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the Contingent Coupons for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any Contingent Coupon which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of notes or any interest therein will be deemed to have represented by its purchase and holding of notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles.  This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.